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ES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

RECEIVED
NOV 2 9 2006
WASH. DC
219

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-17419

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **OCTOBER 1, 2005** AND ENDING **SEPTEMBER 30, 2006**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

STUART FRANKEL & CO., INC.

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

220 EAST 42ND STREET – 29TH FLOOR

NEW YORK,   **NEW YORK**   **10017**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENDA BAGNATO, CFO   **(212) 943-8787**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

X   **Certified Public Accountant**

PROCESSED

DEC 0 7 2006

FOR OFFICIAL USE ONLY

THOMSON
FINANCIAL

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *JEFFREY FRANKEL ,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
STUART FRANKEL & CO., INC., as of SEPTEMBER 30, 2006,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



X _____
Signature

X _____
Notary Public

Title

ON THIS 21 ST dAY
NOV 2006

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION:_____ ***STUART FRANKEL & CO., INC***_____

ADDRESS: _____*220 East 42nd Street – 29th Floor, New York, NY 10017*_____

DATE: _____**SEPTEMBER 30, 2006**_____

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of **STUART FRANKEL & CO., INC.** have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **SEPTEMBER 30, 2006** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

X _____   _____

X _____   _____

_____   _____

_____   _____

I, *JEFFREY FRANKEL,* swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

STUART FRANKEL & CO., INC., as of *SEPTEMBER 30, 2006,*

are true and correct. I further swear that neither the Company nor any partner,

proprietor, principal officer, director or member has any proprietary interest in any

account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

_____
(Title)

_____
(Notary Public)

7-24-10

on this 21st day

Nov 2006

STUART FRANKEL & CO., INC.
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

STUART FRANKEL & CO., INC.
INDEPENDENT AUDITORS' COMMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2006



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Stuart Frankel & Co., Inc.
220 East 42nd Street, 29th Floor
New York, NY 10017

Gentlemen:

In planning and performing our audit of the financial statements of Stuart Frankel & Co., Inc. for the year ended September 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stuart Frankel & Co., Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11); (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that may be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Stuart Frankel & Co., Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
November 22, 2006

STUART FRANKEL & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents	$11,809,748
Due from brokers	2,719,887
Securities owned at market value (Note 3)	14,210,945
Secured demand note receivable (collateralized by securities with a market value of $2,043,067) (Note 4)	600,000
Other assets	54,645
Total assets	$29,395,225

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$11,435,633
Securities sold, but not yet purchased, at market value (Note 3)	1,023,470
Deferred taxes payable	160,500
	12,619,603

Commitments and Contingencies (Notes 6 and 7)

Liabilities subordinated to claims of general creditors

Pursuant to subordinated loan agreement (Note 4)	4,400,000
Total liabilities	17,019,603

Stockholders' equity (Note 8)

Common stock, $1 par value, 200,000 shares authorized, 92,500 shares issued and outstanding.	92,500
Additional paid in capital	274,129
Retained earnings	12,008,993
Total stockholders' equity	12,375,622
Total liabilities and stockholders' equity	$29,395,225

The accompanying notes are an integral part of this statement.

STUART FRANKEL & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

Note 1 -   **Nature of Business**

Stuart Frankel & Co., Inc. (The "Company") is a New York State corporation formed in 1987, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

Note 2 -   **Summary of Significant Accounting Policies**

a)   ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a trade date basis.

b)   ***Income Taxes***
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c)   ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e)   ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3-   **Securities Owned and Sold, but Not Yet Purchased – At Market Value**

During the year, the Company received 169,398 shares of NYSE Group common stock in exchange for their two exchange memberships on the New York Stock Exchange, when the New York Stock Exchange merged with Archipelago Holdings, Inc. The shares that the Company owns are restricted, with the restrictions ending, 1/3 each, on March 7, 2007, March 7, 2008 and March 7, 2009.

Note 3- **Securities Owned and Sold, but Not Yet Purchased – At Market Value (continued)**

The market value of the stock at September 30, 2006, was $12,662,500. However, since the stock is restricted, the Company reduced the market value by 10%, to an adjusted market value of $11,396,250. As of September 30, 2006, the Company had a net unrealized gain in the value of the NYSE Group common stock of $9,246,250, compared to the value of the exchange memberships the Company owned, which were carried at cost.

Securities owned at quoted market values, are summarized as follows:

	Owned	Sold, but, Not Yet Purchased
Equities	$ 2,736,802	$1,023,470
Equities – Restricted	11,396,250	-0-
	$14,210,945	$1,023,470

Note 4- **Liabilities Subordinated to the Claims of General Creditors**

Subordinated liabilities, which consist of both secured demand notes, evidenced by secured demand note collateral agreements, and subordinated loan agreements, both of which are approved by the New York Stock Exchange, Inc., are as follows:

Maturity Date	Interest Rate	Face Value
(a) June 30, 2014	10%	$ 600,000
June 30, 2008	15%	800,000
April 29, 2013	10%	3,000,000
		$4,400,000

(a) Covered by secured demand note collateral agreement

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5- **Money Purchase Plan**

The Company is a sponsor of a defined contribution money purchase plan for its eligible employees. Contributions to the plan are in the amount of 20% of participants' compensation for the plan year. The employer's contribution for any calendar year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company contributed $550,000 to the lan during the fiscal year.

STUART FRANKEL & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

Note 6 - **Commitments**

Office Lease
The Company leases its premises under a lease expiring June 30, 2007. Future approximate minimum rental expense for the fiscal years ended September 30, are:

Year	Amount
2007	$100,872 (9 months)

The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses.

Note 7 - **Related Party**

At September 30, 2006 there is a $10,000 of accrued interest payable on the secured demand notes (Note 4) all of which are held by a shareholder of the Company.

The Company leased a seat on the New York Stock Exchange, Inc. from a member of a family trust, which is a stockholder of the Company. The total paid to the member was $41,111.

Note 8 - **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 9 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform
Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net
capital and requires that the ratio of aggregate indebtedness to net capital, both as
defined, shall not exceed 1500%. At September 30, 2006, the Company had net
capital of $14,915,948, which was $14,142,486 in excess of its required net
capital of $773,462. The Company's net capital ratio was 77.74%.

A copy of the Firm's statement of Financial Condition as of September 30, 2006, pursuant to SEC Rule
17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Stuart Frankel & Co., Inc.
220 East 42nd Street, 29th Floor
New York, NY 10017

We have audited the accompanying statement of financial condition of Stuart Frankel & Co., Inc. as of September 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stuart Frankel & Co., Inc. as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 22, 2006